UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

F-STAR THERAPEUTICS, INC.

(Name of Subject Company)

F-STAR THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30315R107

(CUSIP Number of Class of Securities)

Eliot Forster, Ph.D.

Chief Executive Officer

Eddeva B920

Babraham Research Campus

Cambridge, CB22 3AT, United Kingdom

+44-1223-497400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

William C. Hicks, Esq.

Matthew J. Gardella, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by F-star Therapeutics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on July 7, 2022 relating to the offer by invoX Pharma Limited, a private limited Company organized under the laws of England and Wales (“Parent”), Fennec Acquisition Incorporated, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Parent, and Sino Biopharmaceutical Limited, a company organized under the laws of the Cayman Islands (“Guarantor”) to acquire any and all of the issued and outstanding shares of Common Stock (the “Company Shares”), at a purchase price of $7.12 per Company Share (the “Offer Price”), net to the seller thereof in cash, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 2. Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

A new sentence is hereby added to the end of the fifth paragraph under the subsection entitled “—Tender Offer” on page 2:

“On November 1, 2022, Purchaser, Parent and Guarantor extended the Offer to 05:00 p.m., Eastern Time, on November 18, 2022, unless further extended.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

A new paragraph under the subsection entitled “—Extension of Offer Expiration Date” is hereby added as set forth below:

“On November 1, 2022, Purchaser, Parent and Guarantor extended the Offer to 5:00 p.m., Eastern Time, on November 18, 2022, unless further extended. The Offer was previously set to expire at 5:00 p.m., Eastern Time, on November 1, 2022. The Expiration Date is being extended in order to facilitate ongoing CFIUS review of the proposed transaction. The Depositary has advised Purchaser, Parent, and SBP that, as of 5:00 p.m., Eastern Time, on October 31, 2022, 10,577,847 Shares had been validly tendered into and not properly withdrawn from the Offer, representing approximately 48.11% of the outstanding Shares, and an additional approximately 452,074 Shares tendered pursuant to a notice of guaranteed delivery.”

Under the subsections entitled “—Regulatory Approvals—Foreign Investment in the United States” on page 49, the following paragraphs are hereby added at the end of such subsection, as set forth below:

“Pursuant to a request by CFIUS, on October 31, 2022, the parties voluntarily withdrew and immediately refiled the joint voluntary notification filing (the “Notice”) in order to provide CFIUS with more time to complete its assessment. CFIUS’s acceptance of the refiled voluntary Notice is effective as of November 1, 2022. CFIUS will have a review period of up to 45 calendar days, subject to a further 45 calendar days if extended. Specifically, the Company believes that this “pull and refile” procedure has been requested to enable CFIUS more time to determine whether and to what extent any mitigation steps should be taken.

Currently, the Merger Agreement may be terminated by either party if any of the Offer conditions, including the Foreign Investment Condition (as defined in the Merger Agreement), are not satisfied or waived by invoX on or before November 19, 2022, unless the parties mutually agree to extend the “End Date” in the Merger Agreement.

As a result of the foregoing, the expiration of the tender offer has been extended until 5:00 p.m. Eastern Time on Friday, November 18, 2022. Previously, the tender offer was set to expire at 5:00 p.m. Eastern Time on Tuesday, November 1, 2022. As of October 31, 2022, there were 10,577,847 shares of common stock tendered at the depositary.

On September 29, 2022, the Investment Security Unit, the foreign investment regulatory body in the United Kingdom where the Company is based, informed the parties that its investigation of the Transaction was complete and that the parties were cleared to proceed with the proposed transaction under The United Kingdom National Security and Investment Act 2021.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

F-star Therapeutics, Inc.

By:	/s/ Darlene Deptula-Hicks
Name: Darlene Deptula-Hicks
Title: Chief Financial Officer

Dated: November 1, 2022

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